Exhibit 99.6

December 27, 2022

By Email

Vincent K. McMahon

14 Hurlingham Dr.

Greenwich, CT 06831

Dear Vince,

We write in response to your letter of December 20.

We fully agree with your assessment that the Company’s management team is exceptional and are pleased to hear that Stephanie, Nick, Paul and the rest of the management team have your full and unconditional support. We believe that our investors, employees and fans agree; there is tremendous excitement at the Company and among our fan base, and our stock price has grown by more than 40% in just the last year. We remain optimistic about the continued success of this management team and the WWE franchise overall, and we believe your support is critical to this success.

As you know, it is our fiduciary obligation to continue to act in a way we believe is in the best interests of the Company and its shareholders. We have always taken that responsibility very seriously and all of our decisions are guided by this duty.

With respect to your suggestion regarding a process to evaluate strategic alternatives, and your role in that process, we are prepared to initiate such a process and are happy to work with you to ensure that it is the best process for the Company and all of its shareholders. Indeed, we would welcome you and your advisors playing an important role in that process, including working together to identify the full range of potential alternatives and counterparties. To that end, we suggest that your bankers and lawyers meet with our bankers and lawyers in the first week of January to discuss how to best move forward together with this process.

Although we welcome your participation in the launch of a strategic alternatives review process, it is also our unanimous view that your return to the Company at this time, while government investigations into your conduct by the U.S. Attorney’s Office and SEC are still pending, would not be prudent from a shareholder value perspective. This determination is based on a variety of factors, including non-public information the Board has become aware of and the risks to the Company and its shareholders of placing a greater spotlight on these issues.

The attached draft letter agreement provides that the Board will not agree to the shareholder demand that the Company file suit against you, on the conditions that you confirm your commitment to repay all of the investigation-related expenses incurred by the Company and that you agree not to serve as an officer, director or employee of the Company during the pendency of the government investigations. Those conditions and the draft letter agreement reflecting such conditions were unanimously approved by the Board prior to receiving your letter of December 20, and were reaffirmed unanimously subsequent to that date.

We are excited about the future of WWE and its continued success, and we look forward to working with you in the exploration of potential strategic alternatives as we continue to try to maximize shareholder value.

Sincerely,

The Board of Directors of WWE